Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund May 2012 Update
June 21, 2012

Supplement dated June 21, 2012 to Prospectus dated April 30, 2012
Class	May ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	6.2%	4.7%	$42.4M	$1,356.32
B	6.1%	4.4%	$421.0M	$1,147.25
Legacy 1	6.2%	5.5%	$5.8M	$962.52
Legacy 2	6.2%	5.3%	$15.1M	$951.34
Global 1	6.3%	5.9%	$13.4M	$926.21
Global 2	6.3%	5.8%	$29.1M	$916.34
Global 3	6.2%	5.1%	$239.8M	$864.25
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro fell to a recent low as investors were concerned about the economic impact of a Greek exit from the European Union.  Growing uncertainty surrounding the Spanish debt markets, coupled with steadily rising borrowing costs, also pressured the euro.  The U.S. dollar benefitted from the euro’s weakness as investors shifted their focus towards safe-haven dollar-denominated assets.

Energy:   Crude oil prices declined nearly 18% after the U.S. Energy Information Administration reported domestic inventories rose to 22-year highs.  Ongoing forecasts of weak industrial demand and a bearish outlook for the global economy also added to declines.  Natural gas markets moved modestly higher as warmer weather in the U.S. supported energy demand.

Equities:  Global equity markets fell as weak global economic indicators weighed on investor sentiment.  In the U.S., news J.P. Morgan had incurred over $2 billion in losses due to bad trades in the credit-derivatives markets added to equity market pressure.

Fixed Income:  U.S. Treasury and German Bund markets finished May substantially higher as the financial and political instability in Europe drove investors across the globe towards safer-assets.  Ailing Spanish and Italian debt markets, continued political uncertainty in Greece, and the threat of a Greek exit from the Eurozone all contributed to increase safe-haven demand.

Grains/Foods:  Corn prices fell sharply due to favorable weather conditions in key farming regions and weaker-than-expected export sales data.  In the foods markets, coffee and sugar prices decreased as speculators forecasted depressed demand due to the ongoing financial turmoil in Europe.

Metals:  Gold markets tumbled in May as a stronger U.S. dollar prompted investors to liquidate dollar-hedging gold positions.  Base metals markets also experienced setbacks as demand fell due to fears of slowing growth in China.  Weak Chinese and European industrial production data also contributed to the decline in base metals prices.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended May 31, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$31,000,946	$33,249,218
Change In Unrealized Income (Loss)	25,401,608	34,807,864
Brokerage Commission	-275,425	-1,295,139
Exchange, Clearing Fee and NFA Charges	-84,253	-370,769
Other Trading Costs	-647,245	-3,181,124
Change in Accrued Commission	16,169	-55,806
Net Trading Income (Loss)	55,411,800	63,154,244

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$104,537	$622,668
Interest, Other	39,999	164,281
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	55,556,336	63,941,193

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	6,112,432	8,601,505
Operating Expenses	165,126	817,140
Organization and Offering Expenses	190,786	943,917
Brokerage Expenses	3,762,876	18,684,794
Dividend Expenses	0	0
Total Expenses	10,231,220	29,047,356

Net Income (Loss)	$45,325,116	$34,893,837

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$734,024,263	$798,842,191
Additions	2,375,088	17,692,717
Net Income (Loss)	45,325,116	34,893,837
Redemptions	-15,033,967	-84,738,245
Balance at May 31, 2012	$766,690,500	$766,690,500

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,356.318	31,284.33266	$42,431,519	6.19%	4.67%
B	$1,147.254	367,006.67561	$421,049,995	6.13%	4.39%
Legacy 1	$962.521	5,997.19431	$5,772,427	6.24%	5.51%
Legacy 2	$951.336	15,900.75369	$15,126,967	6.16%	5.35%
Global 1	$926.213	14,508.46552	$13,437,931	6.32%	5.93%
Global 2	$916.335	31,760.64316	$29,103,375	6.27%	5.79%
Global 3	$864.245	277,430.83963	$239,768,286	6.16%	5.06%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership